BWK TRINITY CAPITAL SECURITIES, LLC

FINANCIAL STATEMENTS AND
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
PURSUANT TO RULE 17A-5

DECEMBER 31, 2017
(CONFIDENTIAL)

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC File Number
8-65334

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

Report for the period beginning 1/1/17 and ending 12/31/17

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
BWK Trinity Capital Securities, LLC

Official Use Only

Firm ID No.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS (Do not use P.O. Box No.):
11755 Wilshire Blvd., Suite 2450
(No. and Street)

Los Angeles	CA	90025
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT: Kevin Burke (310) 268-8330
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
DeMarco Sciaccotta Wilkens & Dunleavy, LLP
(Name – *if individual, state last, first, middle name*)

9645 Lincolnway Lane, Suite #214A
(No. and Street)

Frankfort	Illinois	60423
(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant, not resident in United States or any of its possessions

FOR OFFICAL USE ONLY

**Claims for exemption from the requirement that the annual report covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, **Kevin Burke**, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statement and supporting schedules pertaining to the firm of BWK Trinity Capital Securities LLC, as of December 31, 2017, are true and correct. I further swear (or affirm) that neither the Company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except, as follows:

None.



Signature

Managing Director, CCO
Title



Notary Public



SANJAY BANSAL
Notary Public – California
Los Angeles County
Commission # 2218661
My Comm. Expires Nov 15, 2021

This report** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c-3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c-3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) Exemption Report

** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

BWK TRINITY CAPITAL SECURITIES, LLC

FINANCIAL STATEMENTS

December 31, 2017

Table of Contents



DeMarco
Sciaccotta
Wilkens &
Dunleavy
CERTIFIED PUBLIC ACCOUNTANTS
AND BUSINESS ADVISORS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Member of
BWK Trinity Capital Securities, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of BWK Trinity Capital Securities, LLC, (the "Company") as of December 31, 2017, and the related statements of operations, changes in member's equity and cash flows for the year then ended, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of BWK Trinity Capital Securities, LLC as of December 31, 2017, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The supplemental information has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 under the Securities Exchange Act of 1934. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as BWK Trinity Capital Securities, LLC's auditor since December 17, 2015.

DeMarco Sciaccotta Wilkens & Dunleavy LLP

Frankfort, Illinois
February 1, 2018

Phone:708.489.1680 Fax:847.750.0490 I dscpagroup.com
9645 W. Lincolnway Lane, Suite 214A I Frankfort, IL 60423
330 East Northwest Highway, 2nd Floor I Mount Prospect, IL 60056
3809 Belmont Boulevard I Sarasota, FL 34232

BWK TRINITY CAPITAL SECURITIES, LLC

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2017

ASSETS

Cash	$	16,596
Prepaid Expenses		4,320
Total Assets	$	20,916

LIABILITIES AND MEMBER'S EQUITY

Liabilities:		
Accounts Payable and Accrued Expenses	$	3,500
Member's Equity		17,416
Total Liabilities and Member's Equity	$	20,916

The accompanying notes are an integral part of these financial statements

BWK TRINITY CAPITAL SECURITIES, LLC

STATEMENT OF OPERATIONS AND CHANGES IN MEMBER'S EQUITY
YEAR ENDED DECEMBER 31, 2017

Revenues - Investment Banking Fees	$ -
Operating Expenses:	
Professional And Consulting Fees	23,888
Regulatory Fees	6,005
Management Fee	6,000
Other Operating Expenses	1,391
Total Operating Expenses	37,284
Net Loss	(37,284)
Member's Equity, Beginning Of Year	15,700
Contributions From Member	39,000
Member's Equity, End Of Year	$ 17,416

The accompanying notes are an integral part of these financial statements

BWK TRINITY CAPITAL SECURITIES, LLC

STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2017

Cash Flows from Operating Activities:		
Net Loss	$	(37,284)
Adjustments to Reconcile Net Loss to Net Cash Used in		
Operating Activities:		
Adjustments:		
Decrease in Prepaid Expenses		(1,125)
Decrease in Accounts Payable and Accrued Expenses		2,000
Net Cash (Used) in Operating Activities		(36,409)
Financing Activities:		
Member Contribution		39,000
Net Cash Provided by Financing Activities		39,000
Net Decrease in Cash		2,591
Cash, Beginning of Year		14,005
Cash, End of Year	$	16,596

The accompanying notes are an integral part of these financial statements

Note 1 - Organization and summary of significant accounting policies

Organization and business activity
BWK Trinity Capital Securities, LLC (the "Company") was organized in the State of Delaware on March 14, 2002. The Company is a broker-dealer registered with the Securities and Exchange Commission (the "SEC") and is a member of the Financial Industry Regulatory Authority, Inc ("FINRA"). The Company is a single member limited liability company, wholly-owned by Trinity Capital, LLC ("Member").

The Company provides brokerage services in connection with the private placement of securities and is reimbursed for the related direct expenses it incurs. The Company is exempt from the provisions of rule 15c3-3 under the Securities Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(i) of the rule. The Company has not entered into an agreement with a clearing broker as of December 31, 2017 and, accordingly, the Company has not carried customer accounts, taken custody of securities or extended margin credit to its customers.

As a limited liability company, the member's liability is limited based on relevant state law.

Basis of presentation
The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP").

Concentration
The Company's cash is on deposit at one financial institution and the balance at times may exceed the federally insured limit. The Company believes it is not exposed to any significant credit risk to cash.

Use of estimates
The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Revenue recognition
Financial advisory fees are recognized during the period in which services are rendered. Investment banking fees are contingent on, and are recognized upon, the successful completion of a project. Warrants received for services rendered are recognized at fair value when received or later to the extent services have not yet been completed. Compensation received from customer agreements not currently earned are reported as deferred revenue. Investment banking and financial advisory fees are generated from services related to a limited number of transactions. Due to the nature of the Company's business, the size of any one transaction may be significant to the Company's operations for the period.

Income taxes
The Company is a limited liability company and is classified as a disregarded entity for federal income tax purposes. The Company's profits and losses are reportable by the member on its income tax return. As a single member limited liability company, the Company files no income tax returns, except for the State of California. Accordingly, no provision for income taxes has been reflected in the financial statements.

The Member is no longer subject to examination by tax authorities for federal, state or local income taxes for periods before 2014.   The Company accounts for any potential interest or penalties related to possible future liabilities for unrecognized income tax benefits as other expenses.

Note 2 - Related-party transactions

The Company's member performs business advisory services and has the ability to influence the costs allocated to the Company. During the year ended December 31, 2017, the Company was provided services by its member and some costs were incurred by the Company's member on its behalf. In accordance with the expense sharing agreement between the Company and its member, the Company is not charged for services provided by the member, and is released from any liability relating to costs incurred by the member on behalf of the Company. In accordance with the expense sharing agreement, the Company is charged a $6,000 per year management fee, which is included on the statement of operations. The member may allocate expenses to the Company at its discretion.

Note 3 - Net capital requirements

The Company is subject to the SEC Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash distributions paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2017, the Company had net capital of $13,096, which was $8,096 in excess of the required net capital of $5,000. The Company's aggregate indebtedness to net capital ratio was 0.27 to 1.

BWK TRINITY CAPITAL SECURITIES, LLC

SCHEDULE I
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2017

Net Capital:		
Member's Equity	$	17,416
Deduct Nonallowable Assets - Prepaid Expenses		4,320
Net Capital	$	13,096
Aggregate Indebtedness - Total Liabilities	$	3,500
Computation of Basic Net Capital Requirement: Minimum Net Capital Required (Greater of 6-2/3% of Aggregate Indebtedness or $5,000 Minimum Dollar Net Capital Requirement)	$	5,000
Excess Net Capital Over Minimum Net Capital	$	8,096
Net Capital Less Greater Of 10% of Aggregate Indebtedness or 120% of $5,000 Minimum Net Capital Required	$	7,096
Ratio of Aggregate Indebtedness to Net Capital		0.27

No material discrepancies exist between the above computation and the computation included in the Company's corresponding unaudited Form X-17A-5 Part IIA filing.

See Report of Independent Registered Public Accounting Firm.

BWK TRINITY CAPITAL SECURITIES, LLC

SCHEDULE II
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
UNDER RULE 15c-3-3
FOR THE YEAR ENDED DECEMBER 31, 2017

The Company is exempt from the Reserve Requirements according to the provisions of Rule 15c3-3(k)(2)(i).

See Report of Independent Rgistered Public Accounting Firm.

BWK TRINITY CAPITAL SECURITIES, LLC

SCHEDULE III
INFORMATION RELATING TO POSSESSION OR CONTROL
REQUIREMENTS UNDER RULE 15c3-3
FOR THE YEAR ENDED DECEMBER 31, 2017

The Company is exempt from Rule 15c3-3 as it relates to Possession or Control requirements under the 15c3-3(k)(2)(i) exemptive provision.

See Report of Independent Rgistered Public Accounting Firm.



**DeMarco
Sciaccotta
Wilkens &
Dunleavy**
CERTIFIED PUBLIC ACCOUNTANTS
AND BUSINESS ADVISORS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Member of
BWK Trinity Capital Securities, LLC

We have reviewed management's statements, included in the accompanying exemption report, in which (1) BWK Trinity Capital Securities, LLC identified the following provisions of 17 C.F.R. section 15c3-3(k) under which BWK Trinity Capital Securities, LLC claims an exemption from 17 C.F.R. section 240.15c3-3(k)(2)(i) (the "exemption provisions") and (2) BWK Trinity Capital Securities, LLC stated that BWK Trinity Capital Securities, LLC met the identified exemption provisions throughout the most recent fiscal year ended December 31, 2017 without exception. BWK Trinity Capital Securities, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about BWK Trinity Capital Securities, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's assertions. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

DeMarco Sciaccotta Wilkens & Dunleavy LLP

Frankfort, Illinois
February 1, 2018

Phone:708.489.1680 Fax:847.750.0490 | **dscpagroup.com**
9645 W. Lincolnway Lane, Suite 214A | Frankfort, IL 60423
330 East Northwest Highway, 2nd Floor | Mount Prospect, IL 60056
3809 Belmont Boulevard | Sarasota, FL 34232



BWK Trinity Capital Securities, LLC

11755 Wilshire Blvd.
Suite 2450
Los Angeles, CA 90025
310.268.8330
Fax 310.268.8333/8338
www.trinitycapitalllc.com

BWK Trinity Capital Securities, LLC's Exemption Report

BWK Trinity Capital Securities, LLC ("the Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

The Company is exempt from 17 C.F.R. §240.15c3-3 under section (k)(2)(i) of the rule. The Company has met the identified exemption provisions throughout the most recent fiscal year ended December 31, 2017, without exception. The Company does not carry customer margin accounts nor does it hold customer funds or securities.

BWK Trinity Capital Securities, LLC

I, Kevin T. Burke, swear (or affirm) that, to the best knowledge and belief, this Exemption Report is true and correct.

By: [signature]



Title: Managing Director

February 01, 2018